Vanguard Natural Resources, LLC
5487 San Felipe, Suite 3000
Houston, Texas 77057

September 7, 2012

VIA EDGAR

H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549-3561

Re:	Vanguard Natural Resources, LLC Form 10-K for Fiscal Year Ended December 31, 2011 Filed March 5, 2012 Definitive Proxy Statement on Schedule 14A Filed April 5, 2012 File No. 1-33756

Dear Mr. Schwall:

Set forth below are the responses of Vanguard Natural Resources, LLC, a Delaware limited liability company ( the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 6, 2012, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Commission on March 5, 2012, File No. 1-33756 (the “2011 Form 10-K”), and the Company’s Definitive Proxy Statement on Schedule 14A, filed on April 5, 2012, File No. 1-33756 (the “Proxy Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Definitive Proxy Statement on Schedule 14A

Related Person Transactions, page 12

1.           We note your response to comment 6 in our letter dated August 29, 2012. Please file an amendment to your Form 10-K to include the information you provided in response to our comment. In addition, disclose whether your board submitted the terms of the sale to the conflicts committee of your board and, if so, whether the committee determined that the terms were fair and reasonable to the company. See Item 404(a)(6) of Regulation S-K, which requires that you disclose “[a]ny other information regarding the transaction or the related person in the context of the transaction that is material to investors in light of the circumstances of the particular transaction.”

Response:

We acknowledge the Staff’s comment and propose to include the disclosure set forth below under Item 13 of our Annual Report on Form 10-K/A for the year ended December 31, 2011 (the “Form 10-K/A”) in order to provide all of the information required pursuant to Item 404(a) of Regulation S-K.

On February 21, 2012, we and our wholly-owned subsidiary, Vanguard Natural Gas, LLC, entered into a Unit Exchange Agreement with Majeed S. Nami Personal Endowment Trust and Majeed S. Nami Irrevocable Trust (collectively, the “Nami Parties”) to transfer our partnership interest in Trust Energy Company, LLC and Ariana Energy, LLC, which entities controlled all of our ownership interests in oil and natural gas properties in the Appalachian Basin, in exchange for 1.9 million of our common units valued at the closing price of our common units of $27.62 per unit at March 30, 2012, or $52.5 million, with an effective date of January 1, 2012 (the “Unit Exchange”).  The Company and the Nami Parties reached an agreement on the valuation of the properties based on a reserve report prepared by an independent reserve engineer.  The units were valued based on their then current trading price. The Nami Parties are controlled by or affiliated with Majeed S. Nami who was a founding unitholder when the Company went public in October of 2007.  We completed this transaction on March 30, 2012 for total non-cash consideration of $51.1 million, after closing adjustments of $1.4 million.

The Company’s Board of Directors (the “Board”), consisting of four independent directors and the President and Chief Executive Officer of the Company, reviewed and considered the terms of the Unit Exchange.  The Board unanimously approved the Unit Exchange after a determination that the terms were fair and reasonable to the Company.

Executive Compensation, page 15

2.           We note your response to comment 7 in our letter dated August 29, 2012. With respect to both the Absolute Target Distribution Growth target and the Relative Unit Performance versus Peer Group target, please disclose the company’s actual achievement in 2011 relative to the targets. Finally, for each of the executive officers who received the bonuses, disclose what specific circumstances the board considered in determining the individual’s final award amount. See Item 402(b)(2)(vi) and -(vii) of Regulation S-K.

Response:

We acknowledge the Staff’s comment.  For 2011, the Company achieved an Absolute Target Distribution Growth of $2.31, resulting in a bonus multiplier of 100% of base salary, multiplied by 1/3, or a total ATDG multiplier of 33-1/3% of base salary for each of our named executive officers.  For 2011, the Company achieved a Relative Unit Performance versus Peer Group target of 136.27%, resulting in a bonus multiplier of 125% of base salary, multiplied by 1/3, or a total RUP multiplier of 41-2/3% of base salary for each of our named executive officers.

In addition, the Board of Directors awarded the named executive officers with a discretionary annual cash bonus equal to 200% of base salary, multiplied by 1/3, resulting in a discretionary bonus equal to 66-2/3% of annual base salary.  The inherently discretionary aspect of this portion of our annual incentive bonus program does not provide for payment upon the achievement of objective goals that were communicated to management. Instead, this portion of the bonus is related to individual performance and is intended to provide our Compensation Committee with the ability to reward management employees for superior performance, where appropriate, determined without regard to the achievement of the financial metrics described above.

To the extent they are of interest, the general categories of performance that were identified and assessed by the Compensation Committee with respect to the performance of each of our named executive officers were (a) Interpersonal Effectiveness, (b) Business Conduct, (c) Professional and Technical Competency, (d) Leadership, and (e) Safety.  While achievement in these areas of performance was communicated to our named executive officers and considered by management in making recommendations to the Compensation Committee regarding this aspect of the annual incentive bonuses, these performance goals were not specifically considered by the Compensation Committee in its inherently discretionary year-end review of our officers’ individual performance. Instead, the Compensation Committee considered the totality of the circumstances, including not only management’s assessment with respect to these specific areas but also, among other things, our completion of the transformative acquisition of Encore Energy Partners, LP, whereby the Company completed this merger doubling the size of the Company.  Such acquisition presented major challenges for the named executive officers including financing the transaction, integrating the combined companies and managing and developing an even larger portfolio of oil and gas properties.

Upon further review and consideration of the Commission’s applicable guidance, particularly “Compliance and Disclosure Interpretation, Regulation S-K,” Question 119.02, we have concluded that this portion of the annual incentive bonus is more properly reported in the Bonus column of the Summary Compensation Table, while the objective portions will be reported under Non-Equity Incentive Plan Compensation, since the ultimate determination of the amount payable for the discretionary portion is not contingent upon the achievement of established performance targets that are communicated to management, and this will be reflected in our future filings.

3.           We note your response to comment 8 in our letter dated August 29, 2012. Please disclose the vesting schedules for Mr. Smith’s awards and address the awards to Messrs. Robert and Pence.

Response:

We acknowledge the Staff’s comment and confirm that in future filings the Company will include disclosure regarding vesting schedules of any grants of awards for named executive officers.

On May 18, 2011, the Compensation Committee made a determination to award Mr. Smith an additional restricted unit grant of 25,000 restricted units.   These restricted units have a three-year vesting period, with 1/3 of such restricted units vesting each year.

On each of May 18, 2011 and December 20, 2011, the Compensation Committee made a determination to award Mr. Robert an additional restricted unit grant of 25,000 restricted units, for a combined amount of 50,000 restricted units.   The 25,000 restricted units granted in May 2011 have a three-year vesting period, with 1/3 of such restricted units vesting each year. The 25,000 restricted units granted in December 2011 have a four-year vesting period, with 1/4 of such restricted units vesting each year.  These restricted units were granted to reward Mr. Robert for his extraordinary performance during 2010 and 2011.  For example, among his major accomplishments, Mr. Robert along with Mr. Smith led the Company through a transformative acquisition whereby the Company completed the first step in acquiring Encore Energy Partners, LP, which upon completion would double the size of the Company.  Then, in late 2011, the Company completed the second step in the Encore Energy Partners, LP acquisition.  In future filings, we propose to provide more detailed disclosure on any additional grants.

On May 18, 2011, the Compensation Committee made a determination to award Mr. Pence an additional restricted unit grant of 12,500 restricted units.   These restricted units have a three-year vesting period, with 1/3 of such restricted units vesting each year.  These restricted units were granted to reward Mr. Pence for his extraordinary performance during 2010.  For example, among his major accomplishments, Mr. Pence was instrumental in assisting Mr. Smith and Mr. Robert through the Encore Energy Partners, LP acquisition, which upon completion doubled the size of the Company.  In future filings, we propose to provide more detailed disclosure on any additional grants.

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Vanguard Natural Resources, LLC acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  Should the Staff have any questions or comments with respect to the foregoing, please contact the undersigned at 832-327-2255 or David P. Oelman of Vinson & Elkins at 713-758-3708.

Sincerely,

VANGUARD NATURAL RESOURCES, LLC

By:           /s/ Scott W. Smith
Name:      Scott W. Smith
Title:	President and Chief Executive Officer

cc:           David P. Oelman, Esq.
 Vinson & Elkins L.L.P.
Via Facsimile